Filed by J1 Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

EXECUTION VERSION

SPONSOR SUBSCRIPTION AGREEMENT

This SPONSOR SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 12th day of April, 2021, by and among J1 Holdings Inc., a Cayman Islands exempted company (the “Issuer”), Altimeter Growth Corp., a Cayman Islands exempted company (“Altimeter”), and Altimeter Partners Fund, L.P., a Delaware limited partnership (“Subscriber”).

WHEREAS, this Subscription Agreement is being entered into in connection with the Business Combination Agreement, to be entered into as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), among the Issuer, Altimeter, Grab Holdings Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”) and other parties named therein, on the terms and subject to the conditions set forth therein (the transactions contemplated by the Business Combination Agreement, the “Transactions”; and the “Acquisition Closing” as defined in the Business Combination Agreement shall be referred to herein as the “Transactions Closing”);

WHEREAS, Subscriber is an affiliate of Altimeter;

WHEREAS, in connection with the Transactions, Subscriber has agreed to certain funding commitments in connection with the Transactions and, as part of those funding commitments, desires to subscribe for and purchase 57,500,000 Class A ordinary shares (the “Shares”) in the Issuer, par value $0.000001 per share (the “Issuer Shares”), and the Issuer desires to issue and sell to Subscriber the Shares in consideration of the payment of an aggregate amount of $575,000,000 (the “Purchase Price”) by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein;

WHEREAS, it is intended that certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) (each, an “Other Subscriber”) will, severally and not jointly, enter into separate subscription agreements with the Issuer (such subscription agreements, the “Other Subscription Agreements”), pursuant to which such Other Subscribers will agree to purchase Issuer Shares on the Closing Date (as defined below) at the same per share purchase price as the Subscriber.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.

Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Shares (such subscription and issuance, the “Subscription”).

2.	Settlement Date and Delivery.

2.1

Determination of Number of Shares and Closing. The closing of the Subscription contemplated hereby (the “Closing”) shall occur on the same day, and substantially concurrent with, the consummation of the Transactions Closing (the date of the Closing, “Closing Date”) subject to the terms and conditions set forth herein; provided that the Closing shall occur no earlier than immediately after the Initial Merger Effective Time (as defined in the Business Combination Agreement). Not less than ten (10) business days prior to the anticipated Closing Date, the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of such anticipated Closing Date. Subscriber shall deliver to the Issuer on or before two (2) business days prior to the anticipated Closing Date the Purchase Price for the Shares by wire transfer of U.S. dollars in immediately available funds to the escrow account specified by the Issuer in the Closing Notice, to be held by the escrow agent until the Transactions Closing. As soon as practicable following the Closing Date, but not later than one (1) business day after the Closing Date, the Issuer shall deliver to Subscriber (1) the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable; and (2) a copy of the records of the Issuer’s transfer agent (the “Transfer Agent”) or other evidence showing Subscriber as the owner of the Shares on and as of the Closing Date. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York, the Cayman Islands or Singapore are authorized or required by law to close. In the event the Closing Date does not occur within two (2) business days after the anticipated Closing Date identified in the Closing Notice, the Issuer shall cause the escrow agent to promptly (but not later than two (2) business days thereafter) return the Purchase Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled; provided that unless this Subscription Agreement has been terminated pursuant to Section 4, such return of funds shall not terminate this Subscription Agreement or relieve Subscriber of its obligation to purchase the Shares at the Closing upon delivery of a new Closing Notice in accordance with the terms of this Section 2.1. Prior to or at Closing, Subscriber shall deliver to Issuer a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

2.2

Conditions to Closing of the Issuer. The Issuer’s obligations to sell and issue the Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

(a)

Representations and Warranties Correct. The representations and warranties made by Subscriber in Section 3.3 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Subscriber Material Adverse Effect” (as defined below) or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Subscriber Material Adverse Effect.

(b)

Closing of the Transactions. All conditions precedent to the Issuer’s, the Company’s, the Acquisition Entities’ (as defined in the Business Combination Agreement) and Altimeter’s obligations to effect the Transactions Closing shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions Closing but subject to satisfaction or waiver thereof), the Initial Closing (as defined in the Business Combination Agreement) shall have been consummated prior to the Closing and the Closing will be consummated on the same day, and substantially concurrent with, the Transactions Closing.

(c)

Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, law, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription.

(d)

Performance and Compliance under Subscription Agreement. Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Subscriber to consummate the Closing.

2.3

Conditions to Closing of Subscriber. Subscriber’s obligation to subscribe for and purchase the Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

(a)

Representations and Warranties Correct. The representations and warranties made by the Issuer in Section 3.1 and Altimeter in Section 3.2 shall be true and correct as of the Closing Date, with respect to the Issuer, and the Initial Closing (as defined in the Business Combination Agreement), with respect to Altimeter (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or Altimeter Material Adverse Effect (as defined in Section 3.2(c) below), as the case may be, or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, an Altimeter Material Adverse Effect or an Issuer Material Adverse Effect.

(b)

Closing of the Transactions. All conditions precedent to the Issuer’s, the Company’s, the Acquisition Entities’ (as defined in the Business Combination Agreement) and Altimeter’s obligations to effect the Transactions Closing shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions Closing but subject to satisfaction or waiver thereof), the Initial Closing (as defined in the Business Combination Agreement) shall have been consummated prior to the Closing, and the Closing will be consummated on the same day, and substantially concurrent with, the Transactions Closing.

(c)

Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, law, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription.

(d)

Performance and Compliance under Subscription Agreement. The Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the Closing.

(e)

Listing. (i) The Issuer’s initial listing application with Nasdaq Stock Market LLC (“Nasdaq”) in connection with the Transactions shall have been conditionally approved and, immediately following the Transactions Closing, the Issuer shall satisfy any applicable initial and continuing listing requirements of Nasdaq and the Issuer shall not have received any notice of non-compliance therewith, and (ii) the Shares shall have been approved for listing on Nasdaq, subject to official notice of issuance.

3.	Representations, Warranties and Agreements.

3.1	Issuer’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Shares, the Issuer hereby represents and warrants to Subscriber as follows:

(a)

The Issuer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Issuer has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)

At Closing, subject to the receipt of the Purchase Price in accordance with the terms of this Subscription Agreement and registration with the Transfer Agent, the Shares will be duly authorized, validly issued and allotted and fully paid, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s organizational documents (as in effect at such time of issuance) or the laws of the Cayman Islands.

(c)

This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber and Altimeter, is the valid and binding obligation of the Issuer and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(d)

The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), issuance and sale of the Shares and the consummation of the other transactions contemplated herein, including the Transactions, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the ability of the Issuer to enter into and timely perform its obligations under this Subscription Agreement, including the issuance and sale of the Shares (an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

(e)

As of the date of this Subscription Agreement, the authorized share capital of the Issuer consists of one (1) fully paid ordinary share, with a par value of $0.00001, and such share is duly authorized and validly issued, is fully paid and non-assessable, and is not subject to preemptive rights or encumbrances. As of the date of this Subscription Agreement, and immediately prior to Closing, except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement, the other Transaction Documents (as defined in the Business Combination Agreement) and the transactions contemplated thereby, there are no outstanding (i) shares, equity interests or voting securities of the Issuer, (ii) securities of the Issuer convertible into or exchangeable for shares or other equity interests or voting securities of the Issuer, (iii) options, warrants or other rights (including preemptive rights) or agreements, arrangements or commitments of any character, whether or not contingent, of the Issuer to subscribe for, purchase or acquire from any individual, entity or other person, and no obligation of the Issuer to issue, any shares or other equity interests or voting securities of the Issuer (collectively, the “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests, or (iv) other similar rights of or with respect to the Issuer, or (v) obligations of the Issuer to repurchase, redeem or otherwise acquire any of the foregoing Equity Interests, or other similar rights. As of the date of this Subscription Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than as contemplated by the Business Combination Agreement, the other Transaction Documents (as defined in the Business Combination Agreement) and the transactions contemplated thereby.

(f)

Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 3.3, in connection with the offer, sale and delivery of the Shares in the manner contemplated by this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to Subscriber. The Shares (i) were not offered to Subscriber by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) to Issuer’s knowledge, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(g)

The Issuer has provided Subscriber an opportunity to ask questions regarding the Issuer and made available to Subscriber all the information reasonably available to the Issuer that Subscriber has reasonably requested to make an investment decision with respect to the Shares.

(h)

Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Issuer security or solicited any offers to buy any security under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Shares under the Securities Act.

(i)

Except for such matters as would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

(j)

The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have an Issuer Material Adverse Effect. The Issuer has not received any written communication from a governmental authority that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

(k)

The Issuer is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the Securities and Exchange Commission (the “Commission”), (ii) filings required by applicable state or federal securities laws, (iii) the filings required in accordance with Section 6.20; (iv) those required by Nasdaq, and (v) those required to consummate the Transactions as provided under the Business Combination Agreement.

(l)

Upon consummation of the Transactions Closing, the Issuer Shares will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be listed for trading on Nasdaq, and the Shares will be approved for listing on Nasdaq, subject to official notice of issuance, and no suspension of such approval shall have occurred.

(m)	Neither the Issuer nor any person acting on its behalf is under any obligation to pay any broker’s fee or finder’s fee or other fee or commission in connection with the sale of the Shares.

(n)

The Issuer acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Shares hereunder, and Subscriber effecting a pledge of Shares shall not be required to provide the Issuer with any notice thereof or otherwise make any delivery to the Issuer pursuant to this Subscription Agreement.

(o)

The Issuer is not, and immediately after receipt of payment for the Shares of the Issuer will not be, (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and as such, subject to registration as an “investment company” under the Investment Company Act or (ii) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).

(p)

There is no civil, criminal or administrative suit, action, proceeding, arbitration, investigation, review or inquiry pending or threatened against or affecting the Issuer or any of the Issuer’s properties or rights that affects or would reasonably be expected to affect the Issuer’s ability to consummate the transactions contemplated by this Subscription Agreement, nor is there any decree, injunction, rule or order of any governmental authority or arbitrator outstanding against the Issuer or any of the Issuer’s properties or rights that affects or would reasonably be expected to affect the Issuer’s ability to consummate the transactions contemplated by this Subscription Agreement.

3.2	Altimeter’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Shares, Altimeter hereby represents and warrants to Subscriber as follows:

(a)

Altimeter is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Altimeter has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)

This Subscription Agreement has been duly authorized, executed and delivered by Altimeter and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber, is the valid and binding obligation of Altimeter and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(c)

The execution, delivery and performance of this Subscription Agreement (including compliance by Altimeter with all of the provisions hereof), issuance and sale of the Shares and the consummation of the certain other transactions contemplated herein, including the Transactions, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Altimeter pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Altimeter is a party or by which Altimeter is bound or to which any of the property or assets of Altimeter is subject, which would reasonably be expected to have a material adverse effect on the ability of Altimeter to enter into and timely perform its obligations under this Subscription Agreement (an “Altimeter Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of Altimeter or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Altimeter or any of its properties that would reasonably be expected to have an Altimeter Material Adverse Effect.

(d)

As of the date of this Subscription Agreement, the authorized capital shares of Altimeter consists of (i) 200,000,000 shares of Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), (ii) 20,000,000 shares of Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the date hereof: (i) 50,000,000 Class A Shares are issued and outstanding; (ii) 12,500,000 Class B Shares are issued and outstanding; and (iii) 22,000,000 warrants, each exercisable to purchase one existing Class A Share at $11.50 per share are outstanding. As of the date of this Subscription Agreement, and immediately prior to the Initial Closing (as defined in the Business Combination Agreement) other than as set forth in this clause (d) or in any form, report, statement, schedule, prospectus, proxy, registration statement or other document filed by Altimeter with the Commission prior to the date of this Subscription Agreement (each, an “SEC Document” and collectively, the “SEC Documents”) or any of the Transaction Documents, there are no outstanding (1) shares, equity interests or voting securities of Altimeter, (2) securities of Altimeter convertible into or exchangeable for shares or other equity interests or voting securities of Altimeter, or (3) options, warrants or other rights (including preemptive rights) or agreements, arrangements or commitments of any character, whether or not contingent, of Altimeter to subscribe for, purchase or acquire from any individual, entity or other person, and no obligation of Altimeter to issue, any shares or other equity interests or voting securities of Altimeter (collectively, the “Altimeter Equity Interests”) or securities convertible into or exchangeable or exercisable for Altimeter Equity Interests, (4) or other similar rights of or with respect to Altimeter, or (5) obligations of Altimeter to repurchase, redeem or otherwise acquire any of the foregoing Altimeter Equity Interests or other similar rights. As of the date of this Subscription Agreement, Altimeter has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Altimeter is a party or by which it is bound relating to the voting of any securities of Altimeter, other than (A) as set forth in the SEC Documents and (B) as contemplated by the Business Combination Agreement (including the Transaction Documents). There are no securities or instruments issued by or to which Altimeter is party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares or the issuance of the Issuer Shares under any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(e)

As of the date of this Subscription Agreement, and immediately prior to Initial Closing (as defined in the Business Combination Agreement), the issued and outstanding Class A Shares of Altimeter are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on Nasdaq under the symbol “AGC”. There is no suit, action, proceeding or investigation pending or, to the knowledge of Altimeter, threatened against Altimeter by Nasdaq or the Commission with respect to any intention by such entity to deregister the Class A Shares of Altimeter or prohibit or terminate the listing of the Class A Shares of Altimeter on Nasdaq. Altimeter has taken no action that is designed to terminate the registration of the shares of Class A Shares of Altimeter under the Exchange Act prior to the Initial Closing (as defined in the Business Combination Agreement).

(f)

Altimeter has made available to Subscriber (including via the Commission’s EDGAR system) a true, correct and complete copy of each SEC Document which, as of their respective filing dates, complied in all material respects with the requirements of the Securities Act and Exchange Act applicable to the SEC Documents and the rules and regulations of the Commission promulgated thereunder applicable to the SEC Documents. None of the SEC Documents contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that Altimeter makes no such representation or warranty with respect to the proxy statement of Altimeter to be filed in connection with the approval of the Business Combination Agreement by the shareholders of Altimeter (the “Proxy Statement”) or any other information relating to the Company or any of its affiliates and consolidated affiliated entities (together with the Company, the “Group”) included in any SEC Documents or filed as an exhibit thereto. Altimeter has timely filed each SEC Document that Altimeter was required to file with the Commission since its inception and through the date hereof. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

(g)

Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, an Altimeter Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Altimeter, threatened against Altimeter, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Altimeter.

(h)

There is no civil, criminal or administrative suit, action, proceeding, arbitration, investigation, review or inquiry pending or threatened against or affecting Altimeter or any of Altimeter’s properties or rights that affects or would reasonably be expected to affect Altimeter’s ability to consummate the transactions contemplated by this Subscription Agreement, nor is there any decree, injunction, rule or order of any governmental authority or arbitrator outstanding against Altimeter or any of Altimeter’s properties or rights that affects or would reasonably be expected to affect Altimeter’s ability to consummate the transactions contemplated by this Subscription Agreement.

(i)

Altimeter is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have an Altimeter Material Adverse Effect. Altimeter has not received any written communication from a governmental authority that alleges that Altimeter is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an Altimeter Material Adverse Effect.

(j)

Altimeter is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the Commission, (ii) filings required by applicable state or federal securities laws, (iii) the filings required in accordance with Section 6.20; (iv) those required by Nasdaq, and (v) those required to consummate the Transactions as provided under the Business Combination Agreement.

(k)	Neither Altimeter nor any person acting on its behalf is under any obligation to pay any broker’s fee or finder’s fee or other fee or commission in connection with the sale of the Shares.

3.3

Subscriber’s Representations, Warranties and Agreements. To induce the Issuer to issue the Shares to Subscriber, Subscriber hereby represents and warrants to the Issuer and Altimeter and acknowledges and agrees with the Issuer and Altimeter as follows:

(a)

Subscriber has been duly formed or incorporated and is validly existing and, where such concept is recognized, in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)

This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer and Altimeter, this Subscription Agreement is the valid and binding obligation of Subscriber and is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c)

The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the Subscriber’s ability to enter into and timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

(d)

Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) satisfying the applicable requirements set forth on Schedule I, (ii) is acquiring the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an institutional “accredited investor” and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto) and is not a party to or bound by a binding commitment to sell or otherwise dispose of the Shares. Subscriber acknowledges that the offering meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J). The information provided by Subscriber on Schedule I is true and correct in all respects.

(e)

Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Shares have not been registered under the Securities Act. Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book entries representing the Shares shall contain a legend to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result, Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

(f)

Subscriber is purchasing the Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Issuer, Altimeter, the Company or any of their respective affiliates, officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer and Altimeter expressly set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties or covenants other than those expressly set forth in this Subscription Agreement.

(g)

Subscriber’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

(h)

In making its decision to purchase the Shares, Subscriber has relied solely upon an independent investigation made by Subscriber and each of the Issuer’s and Altimeter’s representations, warranties and agreements contained in Section 3.1 and Section 3.2, respectively. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by anyone other than the Issuer and Altimeter concerning the Issuer or Altimeter, respectively, or the Shares or the offer and sale of the Shares. Subscriber has received access to and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer, Altimeter, the Group and the Transactions and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber’s investment in the Shares. Subscriber has reviewed the documents made available to the Subscriber by Altimeter and the Company. Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. Subscriber also acknowledges that the 2020 historical financial data concerning the Company has been derived based on the Company’s management accounts in accordance with International Financial Reporting Standards, or IFRS, and has not been reviewed or audited in accordance with PCAOB standards. There can be no assurance that the Company’s audited results for 2020 will not differ from the financial data presented to Subscriber and such changes could be material. Based on such information as Subscriber has deemed appropriate, Subscriber has independently made his/her/its own analysis and decision to enter into the Subscription. Except for the representations, warranties and agreements of the Issuer expressly set forth in this Subscription Agreement, Subscriber is relying exclusively on his/her/its own sources of information, investment analysis and the due diligence (including professional advice Subscriber deems appropriate) with respect to the Subscription, the Issuer Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer or the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Subscriber further acknowledges that the information provided to Subscriber is preliminary and subject to change.

(i)

Subscriber is aware that there are substantial risks incident to the purchase and ownership of the Shares. Subscriber is able to fend for itself in the transactions contemplated herein. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber understands and acknowledges that (A) it (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in financial and business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Shares and (B) the purchase and sale of the Shares hereunder meets the institutional customer exemption under FINRA Rule 2111(b).

(j)

Subscriber, alone, or together with any professional advisor(s), has analyzed and considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

(k)

Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

(l)

Subscriber is not a person that is the target of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities, including, but not limited those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom (collectively, “Sanctions”), including (i) any person listed in any Sanctions-related list of sanctioned persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, or any EU member state, (ii) any person operating, organized or resident in a country or territory which is itself the subject or target of any Sanctions (at the time of this Subscription Agreement, Crimea, Cuba, Iran, North Korea, and Syria), (iii) any person owned or controlled by, or acting on behalf of, any such person or persons; or (iv) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided, that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to ensure compliance with applicable obligations under the BSA/PATRIOT Act, and (ii) to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with the anti-money laundering-related laws administered and enforced by other governmental authorities. Subscriber also represents that it maintains policies and procedures reasonably designed to ensure compliance with applicable Sanctions. Subscriber further represents and warrants that it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

(m)

If Subscriber is or is acting on behalf of an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (“Similar Law”), or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that none of Altimeter, the Issuer, the Company, or any of their respective affiliates (the “Transaction Parties”) has provided investment advice or otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with its investment in the Shares (including with respect to any decision to acquire, continue to hold or transfer the Shares).

(n)

Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Subscriber with the Commission with respect to the beneficial ownership of Altimeter’s ordinary shares prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) acting for the purpose of acquiring, holding or disposing of equity securities of Altimeter (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(o)

No foreign person (as defined in Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations issued and effective thereunder (together, the “DPA”)) in which the national or subnational governments of a single foreign state have a “substantial interest” (as defined in the DPA) will acquire a “substantial interest” (as defined in the DPA) in the Issuer as a result of the purchase of Shares by Subscriber hereunder such that a filing before the Committee on Foreign Investment in the United States would be required under the DPA, and no such foreign person will have “control” (as defined in the DPA) over the Issuer from and after the Closing as a result of the purchase of Shares by Subscriber hereunder.

(p)	On each date the Purchase Price would be required to be funded pursuant to Section 2.1, Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 2.1.

(q)

Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including Altimeter, the Issuer, the Company, any of their respective affiliates or any of its or their respective control persons, officers, directors or employees), other than the representations and warranties of the Issuer and Altimeter expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber agrees that none of (i) any Other Subscriber (including the controlling persons, officers, directors, partners, agents or employees of any such Other Subscriber) or (ii) the Company or their respective affiliates or any of their or their respective affiliates’ control persons, officers, directors, partners, agents or employees shall be liable to: the Subscriber pursuant to this Subscription Agreement (or any Other Subscriber pursuant to any Other Subscription Agreement) or any other agreement related to the private placement of shares of the Issuer’s capital stock for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares hereunder.

(r)

No broker, finder or other financial consultant is acting on Subscriber’s behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability of the Issuer or the Company for the payment of any fees, costs, expenses or commissions.

(s)	Subscriber has no binding arrangement in place to sell, transfer or otherwise dispose of any of the Shares.

4.

Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, or (iii) the 270th day after the date hereof (and if such 270th day shall not be a business day, then the next following business day) if the Closing has not occurred on or prior to such date; provided, that nothing herein will relieve any party from liability for any willful and material breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall promptly notify Subscriber of the termination of the Business Combination Agreement after the termination of such agreement. Upon a valid termination of this Subscription Agreement pursuant to this Section 4, after the delivery by the Subscriber of the Purchase Price for the Shares, the Issuer shall promptly (but not later than two (2) business days thereafter) cause the escrow agent to return the Purchase Price (to the extent such Purchase Price has been deposited in escrow) to the Subscriber without any deduction for, or on account of, any tax, withholding, charges or set-off.

5.	Trust Account Waiver.

Notwithstanding anything to the contrary set forth herein, Subscriber acknowledges that it has read the publicly filed prospectus of Altimeter, including the form of investment management trust agreement, by and between Altimeter and Continental Stock Transfer & Trust Company, a New York corporation, and understands that Altimeter has established the trust account described therein (the “Trust Account”) for the benefit of Altimeter’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Subscriber further acknowledges and agrees that Altimeter’s sole assets consist of the cash proceeds of Altimeter’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders and that Subscriber has no right, title or interest of any kind in the Trust Account and the monies that may now or in the future be deposited therein. Accordingly, Subscriber (on behalf of itself and its affiliates) hereby waives any past, present or future claim of any kind (including with respect to claiming any right, title or interest in respect of such Trust Account) arising out of this Subscription Agreement against, and any right to access, the Trust Account, any trustee of the Trust Account and Altimeter to collect from the Trust Account any monies that may be owed to them by Altimeter or any of its affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any knowing and intentional material breach by any of the parties to this Subscription Agreement of any of its representations or warranties as set forth in this Subscription Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Subscription Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Subscription Agreement. This Section 5 shall survive the termination of this Subscription Agreement for any reason.

6.	Miscellaneous.

6.1

Further Assurances. The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement no later than immediately prior to the consummation of the Transactions Closing.

(a)

Subscriber acknowledges that the Issuer and Altimeter (as parties) and the Company (as a third party beneficiary with right of enforcement) will rely on the acknowledgments, understandings, agreements, covenants, representations and warranties of the Subscriber contained in this Subscription Agreement including, for the avoidance of doubt, the provisions of Section 3.3(q). Prior to the Closing, Subscriber agrees to promptly notify the Issuer, the Company and Altimeter if any of the acknowledgments, understandings, agreements, covenants representations and warranties made by Subscriber set forth herein are no longer accurate. In addition, the Issuer and Altimeter each acknowledges and agrees that the Company is a third-party beneficiary of the acknowledgments, understandings, agreements, covenants, representations and warranties made by the Issuer or Altimeter (as applicable) contained in this Subscription Agreement.

(b)

Each of Altimeter and the Issuer acknowledges that the Subscriber will rely on the acknowledgements, understandings, agreements, covenants representations and warranties of Altimeter and the Issuer, respectively, contained in this Subscription Agreement. Prior to the Closing, each of the Issuer and Altimeter agrees to promptly notify the Subscriber if any of the acknowledgements, understandings, agreements, covenants, representations and warranties made by Issuer or Altimeter, as applicable, set forth herein are no longer accurate in all material respects.

(c)

Subscriber acknowledges and agrees that no party to the Business Combination Agreement (other than the Issuer and Altimeter) nor any Non-Party Affiliate (as defined below), shall have any liability to Subscriber, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Issuer, Altimeter, the Company, or any Non-Party Affiliate concerning the Issuer, Altimeter, the Company, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, investment manager, manager, direct or indirect equityholder, investors, representatives, agents, predecessors, successors, assigns, or affiliate of the Issuer, Altimeter, the Company, or any of the Issuer’s, Altimeter’s or the Company’s controlled affiliates or any family member of the foregoing.

(d)

Each of the Issuer, Altimeter, Subscriber and the Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(e)

The Issuer and Altimeter may request from Subscriber such additional information as the Issuer and Altimeter may deem reasonably necessary to evaluate the eligibility of Subscriber to acquire the Shares, and Subscriber shall promptly provide such information as may be reasonably requested; provided, that (subject to Section 6.20 below) the Issuer and Altimeter agrees to keep any such information provided by Subscriber confidential.

(f)	Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g)

Each of Subscriber, the Issuer and Altimeter shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Subscription Agreement on the terms and conditions described herein no later than immediately prior to the consummation of the Transactions Closing.

6.2

No Short Sales. Subscriber hereby agrees that neither it, its affiliates, nor any person or entity acting on its behalf or pursuant to any understanding with the Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales (as defined below) with respect to the securities of Altimeter prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment bank or vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, this Section 6.2 shall apply only with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

6.3

Additional Information. Altimeter and the Issuer may request from the Subscriber such additional information as is necessary for Altimeter or the Issuer, as applicable, to comply with public disclosure requirements of applicable securities laws or any filing requirements pursuant to the rules of any stock exchange or the Financial Industry Regulatory Authority, and the Subscriber shall provide such information. The Subscriber acknowledges that Altimeter or the Issuer may file a copy of the form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report or a registration statement of Altimeter or the Issuer, as applicable.

6.4

Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder (a courtesy copy of any notice sent shall also be sent via email):

(a)	if to Subscriber, to such address or addresses set forth on the signature page hereto;

(b)	if to the Issuer, to:

J1 Holdings Inc.

c/o Grab Holdings Inc.

9 Straits View, #23-07/12

Marina One West Tower, Singapore 018937

Attention: Mr. Anthony Tan, Mr. John Cordova

Email: john.cordova@grabtaxi.com

if to Altimeter, to:

Altimeter Growth Corp.

2550 Sand Hill Road, Suite 150

Menlo Park, CA 94025

Attn: Hab Siam, General Counsel

Email: hab@altimeter.com

with a required copy (which copy shall not constitute notice) to:

Ropes & Gray LLP

1900 University Avenue, 6th Floor

East Palo Alto, California 94303

Attention: Paul S. Scrivano, Esq.

Email: Paul.Scrivano@ropesgray.com

(c)	if to the Company, to:

Grab Holdings Inc.

9 Straits View, #23-07/12

Marina One West Tower, Singapore 018937

Attention: Mr. Anthony Tan, Mr. John Cordova

Email: john.cordova@grabtaxi.com

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

6 Battery Road, Suite 23-02

Singapore 049909

Attention: Jonathan B. Stone, Esq./Rajeev P. Duggal, Esq.

Email: jonathan.stone@skadden.com; rajeev.duggal@skadden.com

Telephone No. +852 3740 4703

and

Hughes Hubbard and Reed LLP

One Battery Park Plaza

New York, NY 10004-1482

Attention: Kenneth A. Lefkowitz, Esq.

Email: ken.lefkowitz@hugheshubbard.com

Telephone No. +1 (212) 837-6557

6.5

Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

6.6

Modifications and Amendments. This Subscription Agreement may not be amended, modified, supplemented or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought and (ii) without the prior written consent of Altimeter, the Issuer and the Company.

6.7

Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Shares acquired hereunder, if any, and then only in accordance with this Subscription Agreement), other than an assignment to one or more affiliates of the Subscriber, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Purchase Price and other terms and conditions; provided, however, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement. For the avoidance of doubt, any transaction contemplated by the Business Combination Agreement shall be deemed not to constitute an assignment of this Subscription Agreement or any rights, interests or obligations that may accrue to the parties hereunder.

6.8	Benefit.

(a)

Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns, provided that notwithstanding the foregoing, the Company is an express third-party beneficiary of the provisions of this Subscription Agreement.

(b)

Each of Altimeter, the Issuer and Subscriber acknowledges and agrees that (a) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Business Combination Agreement and without the acknowledgments, understandings, agreements, covenants, representations and warranties of Altimeter, the Issuer and Subscriber hereunder, the Company would not enter into the Business Combination Agreement, (b) each of the acknowledgments, understandings, agreements, covenants, representations and warranties of the Issuer and Subscriber hereunder is being made also for the benefit of the Company and (c) the Company may directly enforce (including by seeking an action for specific performance, injunctive relief or other equitable relief, including to cause the Purchase Price to be paid and the Closing to occur) each of acknowledgments, understandings, agreements, covenants, representations and warranties of each of Altimeter, the Issuer and Subscriber under this Subscription Agreement.

6.9

Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

6.10

Consent to Jurisdiction; Waiver of Jury Trial. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.4 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.10.

6.11

Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.12

No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

6.13	Remedies.

(a)

The parties agree that irreparable damage would occur if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.10, this being in addition to any other remedy to which any party is entitled at law, in equity, in contract, in tort or otherwise, including money damages. The right to specific enforcement shall include the right of the Issuer, Altimeter and the Company to cause Subscriber and the right of Altimeter and the Company to cause the Issuer to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.13 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. In connection with any action for which the Company is being granted an award of money damages, Subscriber agrees that such damages, to the extent payable by such party, shall include, without limitation, damages related to the consideration that is or was to be issued or paid to the Company or its equityholders under the Business Combination Agreement and/or Subscription Agreement and such damages are not limited to an award of out-of-pocket fees and expenses related to the Business Combination Agreement and Subscription Agreement.

(b)

The parties acknowledge and agree that this Section 6.13 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

(c)

In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the reasonable and documented out-of-pocket costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

6.14

Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions Closing, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions Closing and remain in full force and effect.

6.15

No Broker or Finder. Each of the Issuer, Altimeter and Subscriber represents and warrants to the other parties hereto that no broker, finder or other financial consultant has acted on its behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on any other party hereto.

6.16

Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

6.17

Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

6.18

Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

6.19

Mutual Drafting. Each provision of this Subscription Agreement has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

6.20	Cleansing Statement; Consent to Disclosure.

(a)

Altimeter shall, by no later than 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one (1) or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions and any other material, nonpublic information that the Issuer or Altimeter or their respective representatives has provided to the Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Issuer and Altimeter’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Issuer, Altimeter or the Company or any of their respective officers, directors, employees or agents relating to the transactions contemplated by this Subscription Agreement, and the Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Issuer, the Company, Altimeter or any of their affiliates, relating to the transactions contemplated by this Subscription Agreement.

(b)

Subscriber hereby consents to the publication and disclosure in any press release issued by the Issuer, Altimeter or the Company or any other filing with the Commission by Altimeter or the Issuer in connection with the execution and delivery of the Business Combination Agreement and the Proxy Statement (and, as and to the extent otherwise required by the federal securities laws or the Commission or any other securities authorities, any other documents or communications provided by the Issuer, Altimeter or the Company or any of their respective affiliates to any governmental authority or to securityholders of Altimeter, the Issuer or the Company) of Subscriber’s identity and beneficial ownership of the Shares and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed appropriate by the Issuer, Altimeter or the Company, a copy of this Subscription Agreement. Subscriber will promptly provide any information reasonably requested by Altimeter, the Issuer or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

6.21

Regulatory Compliance. Subscriber hereby agrees that it shall comply with all regulatory requirements in connection with the Subscription and the Transactions and shall coordinate in good faith with the Issuer, Altimeter or the Company, as applicable, to provide all information as may reasonably be requested by any applicable governmental authority relating to the Subscription or the Transactions.

7.

Independent Obligations. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or other investor or by any agent or employee of any Other Subscriber or other investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or other investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber, on the one hand, and any Other Subscriber or other investor, on the other hand, as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and any Other Subscriber or other investor are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

8.

Certain Tax Matters. The Parties acknowledge and agree that for U.S. federal income tax purposes, Subscriber shall be deemed to be the owner of any funds transferred by Subscriber to any escrow account (if applicable) unless and until such funds are disbursed to Issuer in accordance with the terms of this Subscription Agreement, which disbursement shall occur, for the avoidance of doubt, no earlier than immediately following the Initial Merger Effective Time (as defined in the Business Combination Agreement).

[Signature Page Follows]

IN WITNESS WHEREOF, each of Altimeter, the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

J1 HOLDINGS INC.

By:	/s/ Artawat Udompholkul
Name: Artawat Udompholkul
Title: Director

ALTIMETER GROWTH CORP.

By:	/s/ Hab Siam
Name: Hab Siam
Title: General Counsel

ALTIMETER PARTNERS FUND, L.P.

By:	/s/ John Kiernan III
Name: John Kiernan III
Title: Member of the General Partner

SCHEDULE I

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A. QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1. ☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) (a “QIB”) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as a QIB.

2. ☐ We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B. INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

1. ☐ We are an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are institutional accredited investors) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as an institutional “accredited investor.”

2. ☐ We are not a natural person.

*** AND ***

C. AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

Schedule I - 1

The Subscriber is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to the Subscriber (Please check the applicable subparagraphs):

☐ The Subscriber is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Subscriber and:

☐ is an insurance company as defined in section 2(a)(13) of the Securities Act;

☐ is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;

☐ is a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”);

☐ is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

☐ is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

☐ is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;

☐ is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);

☐ is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), corporation (other than a bank as defined in section 3(a)(2) of the Securities Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Securities Act, or a foreign bank or savings and loan association or equivalent institution), partnership, or Massachusetts or similar business trust; or

☐ is an investment adviser registered under the Investment Advisers Act;

Schedule I - 2

☐ The Subscriber is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the Subscriber;

☐ The Subscriber is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

☐ The Subscriber is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies2 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Subscriber or are part of such family of investment companies;

☐ The Subscriber is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or

☐ The Subscriber is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Subscriber and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a U.S. bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.

Rule 501(a) under the Securities Act, in relevant part, states that an institutional “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”

☐ Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐ Any broker or dealer registered pursuant to section 15 of the Exchange Act;

☐ Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐ Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a) (48) of the Investment Company Act;

[2]

“Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided, that (a) each series of a series company (as defined in Rule 1 8f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor).

Schedule I - 3

☐ Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan within the meaning of Title I of the ERISA, if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐ Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

☐ Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000; or

☐ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in section 230.506(b)(2)(ii) of Regulation D under the Securities Act.

Schedule I - 4

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.